# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blue Water Acquisition Corp. IV, CIK 0002082847
CUSIP: G1368A104
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 15 E. Putnam Avenue,, Suite 363,, Greenwich,, Connecticut (CT), 06830
Date of event which requires filing of this statement: 03/19/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002083181

## Reporting persons
- Blue Water Acquisition IV LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 5,066,667; shared voting power 0; sole dispositive power 5,066,667; shared dispositive power 0; aggregate amount beneficially owned 5,066,667 (27.8% of the class)
  Comment: 5,066,667 Ordinary Shares (defined below) reported in Items 5, 7 and 9 consist of (1) 275,000 Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and (2) 4,791,667 Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 275,000 Class A Ordinary Shares are included in units acquired pursuant to a Private Units Subscription Agreement, dated March 19, 2026, by and between Blue Water Acquisition IV LLC (the "Sponsor") and the Issuer. Each unit consists of one Class A Ordinary Share and one-half of one redeemable warrant (each whole warrant entitles the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment). Excludes the 137,500 Class A Ordinary Shares issuable upon exercise of the warrants that comprise the units.
- Joseph Hernandez: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,066,667; shared voting power 0; sole dispositive power 5,066,667; shared dispositive power 0; aggregate amount beneficially owned 5,066,667 (27.8% of the class)
  Comment: 5,066,667 Ordinary Shares reported in Items 5, 7 and 9 consist of (1) 275,000 Class A Ordinary Shares and (2) 4,791,667 Class B Ordinary Shares, which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 275,000 Class A Ordinary Shares are included in units acquired pursuant to a Private Units Subscription Agreement, dated March 19, 2026, by and between the Sponsor and the Issuer. Each unit consists of one Class A Ordinary Share and one-half of one redeemable warrant (each whole warrant entitles the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment). Excludes the 137,500 Class A Ordinary Shares issuable upon exercise of the warrants that comprise the units. Joseph Hernandez, is the sole managing member of the Sponsor and holds voting and investment discretion with respect to the Ordinary Shares held of record by the Sponsor. Mr. Hernandez disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

## Item 1. Issuer
Name of issuer: Blue Water Acquisition Corp. IV
Address of issuer's principal executive offices: 15 E. Putnam Avenue, Suite 363, Greenwich, CT 06830

## Item 2. Person Filing
Name of person filing: (i) Blue Water Acquisition IV LLC (the "Sponsor") and (ii) Joseph Hernandez. The Sponsor and Joseph Hernandez have entered into a Joint Filing Agreement, dated the date hereof, pursuant to which the Sponsor and Joseph Hernandez have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Any disclosures herein with respect to persons other than the Sponsor and Joseph Hernandez are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the forgoing persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Ordinary Shares reported herein.
Address of principal business office or, if none, residence: c/o Blue Water Acquisition Corp. IV, 15 E. Putnam Avenue, Suite 363, Greenwich, CT 06830
Citizenship: (i) Blue Water Acquisition IV LLC - Delaware (ii) Joseph Hernandez - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
5,066,667 Ordinary Shares reported in Items 5, 7 and 9 consist of (1) 275,000 Class A Ordinary Shares and (2) 4,791,667 Class B Ordinary Shares, which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 275,000 Class A Ordinary Shares are included in units acquired pursuant to a Private Units Subscription Agreement, dated March 19, 2026, by and between the Sponsor and the Issuer. Each unit consists of one Class A Ordinary Share and one-half of one redeemable warrant (each whole warrant entitles the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment). Excludes the 137,500 Class A Ordinary Shares issuable upon exercise of the warrants that comprise the units.

Joseph Hernandez is the sole managing member of the Sponsor and holds voting and investment discretion with respect to the Ordinary Shares held of record by the Sponsor. Mr. Hernandez disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Percent of class: 27.8% (based on 18,216,667 Ordinary Shares outstanding as reported in the Issuer's Balance Sheet as of March 23, 2026 filed as Exhibit 99.1 to Form 8-K filed on March 27, 2026).
Sole power to vote or to direct the vote: 5,066,667 Ordinary Shares consisting of (i) 275,000 Class A Ordinary Shares and (ii) 4,791,667 Class B Ordinary Shares, which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. Excludes the 137,500 Class A Ordinary Shares issuable upon exercise of the warrants that comprise the units owned of record by the Sponsor. Joseph Hernandez is the sole managing member of the Sponsor and holds voting and investment discretion with respect to the Ordinary Shares held of record by the Sponsor. Mr. Hernandez disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,066,667 Ordinary Shares consisting of (i) 275,000 Class A Ordinary Shares and (ii) 4,791,667 Class B Ordinary Shares, which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. Excludes the 137,500 Class A Ordinary Shares issuable upon exercise of the warrants that comprise the units owned of record by the Sponsor. Joseph Hernandez is the sole managing member of the Sponsor and holds voting and investment discretion with respect to the Ordinary Shares held of record by the Sponsor. Mr. Hernandez disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Blue Water Acquisition IV LLC: /s/ Joseph Hernandez, Managing Member (04/15/2026)
- Joseph Hernandez: /s/ Joseph Hernandez, Joseph Hernandez (04/15/2026)
Comment: Exhibit Information

Exhibit 1. Joint Filing Agreement pursuant to Rule 13d-1(k)